APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS OF CREDIT RATINGS   ☐ UPDATE OF REGISTRATION
Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
Items and/or Exhibits Supplemented: _____

_____

☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

Fitch Ratings, Inc.

     B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

N/A

     (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

N/A

     C. Address of your principal office (do not use a P.O. Box):

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

     E. Contact person (See Instructions):

Trevor Pitman, Chief Compliance Officer
(Name and Title)

30 North Colonnade, Canary Wharf, London, United Kingdom, E14 5GN			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/29/2019	Fitch Ratings, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: /s/ Ian Linnell   Ian Linnell, President

        (Signature)   (Print Name and Title)

2.   **A**.   Your legal status:

      ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B.   Month and day of your fiscal year end: __12/31__

   C.   Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

     State/Country of formation: __Delaware__   Date of formation: __1997__

3.   Your credit rating affiliates (See Instructions):

     See attached item 3.

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4.   The designated compliance officer of the Applicant/NRSRO (See Instructions):

     Trevor Pitman, Chief Compliance Officer

     (Name and Title)

     30 North Colonnade, Canary Wharf, London, United Kingdom, E14 5GN

     (Number and Street)   (City)   (State/Country)   (Postal Code)

5.   Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

     Fitch Ratings, Inc. will make Form NRSRO and all exhibits and attachments

     available for free on its public website www.fitchratings.com, via a link on the

     home page entitled "Regulatory Affairs".

6.   **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.   Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐	N/A	N/A
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐	N/A	N/A
corporate issuers	☐	N/A	N/A
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

N/A

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	36,862	1964
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☑	3,260	1973
corporate issuers	☑	19,560	1927
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	32,902	1979
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	195,667	1927

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions free of charge on a non-selective basis on its public website, www.fitchratings.com.

---

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Credit Rating Affiliates[1]

Fitch Australia PTY, Limited[2] Level 15 77 King Street Sydney NSW 2000, Australia	Fitch Ratings Brasil Ltda. Praça XV de Novembro, 20 Sala 401-B Centro CEP 20.010-010 Rio de Janeiro, Brazil
Fitch Ratings (Beijing) Limited 1903, 19/F, PICC Tower 2 Jianguomenwai Avenue Chaoyang District Beijing 100022, China	Fitch France S.A.S. 60 rue de Monceau Paris 75008, France
Fitch Deutschland GmbH Neue Mainzer Strasse 46 – 50, 60311 Frankfurt am Main, Germany	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central Hong Ko`ng
Fitch Italia S.p.A. Via Morigi, 6 Ingresso Via Privata Maria Teresa, 8 20123 Milano, Italy	Fitch Ratings Japan Limited Kojimachi Crystal City East Wing 3rd Floor 4-8 Kojimachi, Chiyoda-ku 102-0083 Tokyo, Japan
Fitch Mexico S.A. de C.V. Edificio Connexity Prol. Alfonso Reyes No. 2612, Piso 8 Col. Del Paseo Residencial Monterrey, N.L.,Mexico	Fitch Polska SA Krolewska 16, 00-103 Warsaw, Poland
Fitch Ratings Singapore Pte Ltd 6 Temasek Boulevard, #35-05 Suntec Tower 4 Singapore 038986	Fitch Ratings España, S.A.U.[3] Paseo de Gracia, 85, 7th Floor Barcelona, 08008, Spain
Fitch Ratings Limited[4] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom	Fitch Ratings CIS Limited[5] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom

---

[1] Employees of other credit rating affiliates of Fitch Ratings, Inc. not listed on this Item 3 may participate in the determination of credit ratings issued by or on behalf of Fitch Ratings, Inc.

[2] Fitch Australia PTY, Limited is organized under the laws of Australia, and includes the branch offices of this affiliate in Taiwan, Saudi Arabia and Korea.

[3] Fitch Ratings España, S.A.U. is organized under the laws of Spain, and includes the branch office of this affiliate in Sweden.

[4] Fitch Ratings Limited is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Dubai.

[5] Fitch Ratings CIS Limited is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Russia.

Items 1.E and 4

These items were updated to reflect Eileen Fahey as the Chief Compliance Officer.

Item 3

Sweden became a branch of Fitch Espana, S.A.U. instead of Fitch Ratings Limited. Saudia Arabia was listed in a footnote as a branch office of Fitch Australia PTY.

Item 7.A

The number of outstanding credit ratings for issuers of government securities, municipal securities and foreign government securities was updated.

Exhibit 1

Fitch's transition and default rates by class ("transition and default matrices") were updated to include private monitored international credit ratings. For the following ratings classes, Fitch is for the first time listing paid off data, as applicable: financial institutions, insurance companies, corporate issuers and issuers of government securities. Fitch has also appended an explanation of the "Default" classification to specify what is included.

Exhibits 3 and 7

Fitch's policy on the Segregation of Commercial and Analytical Activities ("Segregation Policy") (Bulletin 4) was modified to apply the restrictions on sharing pre-publication information with BRM to endorsed ratings.

BRM was permitted to have information on a Need to Know basis regarding i) a Rating Action with respect to a Private Rating, unless the rating falls within the definition of an EU Public Rating or Endorsed Rating because the Rated Entity has specified in writing its intention that the rating be published at a future point; or ii) a Rating Action with respect to a Public Rating, other than an EU Public Rating or Endorsed Rating.

The definition of Analytical Activities was defined to relate to ratings only; and Market Share Information was updated to exclude any publicly available market share information.

Section 3 was updated to reflect that analysts may discuss Analytical views with BRM subject to the obligations in Bulletin 41 and Section 8 therein.

Section 4 was modified regarding prohibitions on analyst involvement in fee negotiations as follows: a) Subsection 4.1.2 prohibits analysts from participating in sales or marketing of ratings or other products or services of Fitch Ratings or any of its affiliates (a US legal requirement), subject to exceptions in Sections 9, 10 and 11; b) Subsection 4.1.3 prohibits analysts from taking sales or marketing into account when assigning ratings or taking rating actions; c) Section 4.2 directs analysts to the applicable process or procedure manual on how to log violations into EMS; d) Section 4.3 was updated regarding how analysts may become aware of fee information through public disclosure which is not a violation of this policy.

Section 7.1.1 allows Senior Analytical Management to receive aggregated revenue, budget and expense items concerning Fitch's financial information in regular update meetings.

Section 7.1.3 allows analysts to receive aggregated information on the overall financial performance of Fitch, in the context of compensation discussions.

Section 7.2 covers access by analysts to market share information.

Section 10.1.2 clarifies that BRM must leave a joint meeting before confidential information is passed to the analysts, or before any other purely analytical topic is discussed; however after the meeting, BRM may access this confidential information if permitted by Bulletin 41.

Fitch's Firewall Policy (Bulletin 10) was updated to: i) reflect Hearst Corporation's sole ownership of Fitch Group; ii) revise the definition of "Related Third Party" to more closely track the language of the EU CRA Regulation; and iii) expand EU requirements to apply to endorsed ratings.

The Global Securities Trading and Conflicts of Interest Policy (Bulletin 13), Section 4.5 was revised to add Publishing, Core Operations and Ratings Desk to Group Investment Restrictions, and adjust definitions. Changes intended to make reporting requirements easier include: clarifying the Business Event and Entertainment policy to conform to language in Bulletin 4; defining "Regional Group Head"; updating the definition of "Ratings Eligible Entity"; and no longer requiring employees to report private investments in non-ratings eligible entities.

The Rating Solicitation and Participation Disclosure Policy (Bulletin 14) was updated to include defined terms and the prohibition on Fitch Mexico S.A. de C.V. to assign unsolicited ratings.

Changes to Ancillary Business and Ancillary Services (Bulletin 30) include: requiring that the disclosure regarding ancillary services will apply to endorsed ratings; and conforming the definition of "related third party" to that in the Firewall Policy (Bulletin 10).

The Rotation Policy (Bulletin 34) was revised to extend EU rotation requirements to secondary analysts and rating committee chairs in certain jurisdictions (London, Dubai, Moscow and Germany) and to rating committee chairs only in certain others (France, Italy, Poland, Spain and Sweden). Further amendments were made to i) streamline and clarify the applicable regulatory requirements, ii) set forth the rotation requirements across countries in table format, subject to any principles specified in the Policy; and iii) include rotation for specified analysts working on Endorsed Ratings.

Changes to the Global Confidentiality Policy (Bulletin 41) include: eliminating the definition of Analytical Activities and modifying the definition of Rated Entities; applying the EU restriction about sharing certain confidential information with BRM to endorsed ratings; and clarifying definitions.

The Look Back Procedure Reviewing Analytical Work of Leavers was updated to: i) replace the ALQ questionnaire with an email from Global Operations Management ("GOM"); ii) clarify that the Designated Person ("DP") is appointed by a Managing Director ("MD"), not a Regional Group Head ("RGH"),and in the case of Structured Finance, is a Senior Director or above from the Operations, Data and Technology Group (SF ODT) appointed by a Managing Director in SF ODT. .; iii) introduce a two-stage review, i.e., Initial Risk Based Assessment conducted by GOM and Further Risk-Based Assessment conducted by the DP; and iv) generally streamline the process.

Exhibit 4

The organization charts were updated to reflect the following: i) Hearst Corporation's sole ownership of Fitch Group, and consequently the parent company of Fitch; ii) Jon Ewing's appointment to Chief Marketing Officer; iii) Eileen Fahey's appointment to Chief Compliance Officer; iv) Karen Skinner's appointment to Chief Operating Officer; v) the addition of Fitch (China) Bohua Credit Ratings Ltd.; and vi) the removal of Fitch Ratings Kredi Derecelendirme Hi Zmetleri A.S.

Exhibit 6

The Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings reflects that Fitch's parent company is solely the Hearst Corporation.

Exhibit 9

Information was updated for Eileen Fahey as Chief Compliance Officer.